FREZER, INC.
No. 90-1 Hongji Street
Xigang District Dalian City
Liaoning Province, PRC, 116011
Tel: +86-411-83678755
Fax: +86-411-83670955

May 19, 2009

VIA EDGAR
Ms. Jeanne Bennett
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

Re:	Frezer, Inc. Form 8-K for Item 4.01 File No.: 0-51336 Filed May 1, 2009

Dear Ms. Bennett:

Reference is made to your comment letter, dated May 1, 2009 to Frezer, Inc. (the “Company”), relating to the subject report (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our responses thereto:

Form 8-K Filed May 1, 2009

1.
We read in the third paragraph of your Form 8-K your representation that the audit reports for the years ended December 31, 2008 and 2007 were not qualified or modified for uncertainty, audit scope or accounting principles. However, we see in the Forms 10-K and 10-KSB filed by Frezer, Inc. that the audit reports for the years ended December 31, 2008 and 2007 included an explanatory paragraph expressing substantial doubt as to the Company’s ability to continue as a going concern. Please file an amendment which revises this paragraph to clearly state that the audit reports for 2008 and 2007 on Frezer, Inc. were modified for uncertainty in both reports included an explanatory paragraph expressing substantial doubts as to the Company’s ability to continue as a going concern.

Response:

We have put the requested statement into the third paragraph of Item 4.01 of our amended current report on Form 8-K accordingly.

2.	Also, please include in the amendment a new letter from the predecessor auditor concerning agreement with the revised disclosures in the amendment.

Response:

We have included a new letter from the predecessor auditor, Chang G. Park, CPA, dated May 19, 2009 in our amended current report on Form 8-K.

In accordance with your request, the Company acknowledges the following:

•           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours, Frezer, Inc.

By:	/s/ Hongbo Cao
Hongbo Cao
President and Chief Executive Officer